UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 and 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM CORPORATION PERSONAL
RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments at fair value:
Interest in synthetic investment contracts	$65,599,574	$—
Interest in registered investment companies	38,265,859	42,004,111
Interest in common collective trusts	27,668,170	915,891
Corporate common stock	27,368,969	28,139,705
Participant loans	5,897,706	6,056,070
Interest-bearing cash	3,449,662	—
Interest in Allegheny Master Trust	—	90,279,735
Non-interest-bearing cash	—	1,224

Total investments at fair value	168,249,940	167,396,736

Employer contribution receivable	3,050	—
Employee contributions receivable	1,008	—
Other payables, net	—	(691,677)

Net assets available for benefits at fair value	168,253,998	166,705,059
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	234,821	1,047,683

Net assets available for benefits	$168,488,819	$167,752,742

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Contributions:
Employer	$2,530,214	$2,084,787
Employee	8,584,446	9,274,173

Total contributions	11,114,660	11,358,960

Investment income:
Net gain from interest in Allegheny Master Trust	3,436,683	4,215,779
Net gain from interest in registered investment companies	2,125,261	3,980,071
Interest income	912,649	411,703
Net gain from interest in common collective trusts	695,607	16,575
Net realized/unrealized gain (loss) on corporate common stocks	(406,673)	22,822,580
Dividend income	79,542	163,085
Other income	599,015	1,475

Total investment income	7,442,084	31,611,268

	18,556,744	42,970,228

Distributions to participants	(17,820,224)	(18,530,352)
Fees	(443)	(3,402)

	(17,820,667)	(18,533,754)

Net increase in net assets available for benefits	736,077	24,436,474
Net assets available for benefits at beginning of year	167,752,742	143,316,268

Net assets available for benefits at end of year	$168,488,819	$167,752,742

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC) and effective July 2007, eligible employees of the Albany, Oregon location of Oregon Metallurgical Corporation (Oremet) through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC and Oremet are wholly owned subsidiaries of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. With respect to eligible Oremet employees, effective September 2007 and each September thereafter, Oremet will contribute the sum of $100 multiplied by an employee’s years of service; and Oremet will contribute $15,000 to the account of each eligible employee who retires during the scheduled term of the collective bargaining agreement beginning July 1, 2007 (subject to a maximum of 46 employees over the term of the contract and a maximum of 14 employees per contract year). Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020). Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Additionally, ALC employees’ annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

Standish Mellon Fixed Income Fund	31.54%
Alliance Capital Growth Pool	24.11
T. Rowe Price Structured Research Common Trust Fund	11.63
The composition of the net assets of the Standish Mellon Fixed Income Fund held within the Allegheny Master Trust at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The investments held by the Standish Mellon Stable Value Fund are separately reported in 2007. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007 and 2006, the interest crediting rates for GICs (2006 only) and Fixed Maturity SICs ranged from 4.30% to 5.32% and 4.30% to 5.34%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Average yields:

Based on actual earnings	4.72%	4.75%
Based on interest rate credited to participants	4.57%	4.64%
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006

Allegheny Technologies Incorporated common stock	$27,368,969	$28,139,705
Barclays Global Investors Asset-Backed Securities Index Fund**	11,920,370	—
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	10,124,782	—
State Street Global Advisors S&P 500 Index Fund	8,832,957	—
American Funds Growth Fund of America	8,824,018	—
Standish Mellon Fixed Income Fund*	—	74,654,580
Oakmark Balanced Fund	—	11,155,720
T. Rowe Price Structured Research Common Trust Fund*	—	8,396,573

*	Contract value

**	Held within SICs

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2007	2006

Rabobank Constant Duration SIC	$16,172,978	$—
Monumental Life Ins. Co. Constant Duration SIC	15,900,568	—
Union Bank of Switzerland Fixed Maturity SIC	11,065,406	—
State Street Bank Constant Duration SIC	8,561,556	—
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Interest in common collective trusts	$72,210,981
Payables	(34,228)

Total net assets	$72,176,753

The composition of the changes in net assets of the Allegheny Master Trust for the year ended December 31, 2006 is as follows:

	Standish Mellon	Alliance Capital Growth	T. Rowe Price Structured
	Fixed Income Fund	Pool	Research Common Trust Fund

Investment income (loss):
Interest income	$9,196,721	$—	$—
Net realized/unrealized gain on corporate common stocks	6,246	—	11,900
Net gain (loss), pooled separate accounts	—	(283,791)	—
Net gain, common collective trusts	851,445	—	10,226,870
Administrative expenses	(242,636)	(98,140)	(403,225)
Transfers	14,124,671	(5,060,685)	(3,924,321)

Net increase (decrease)	23,936,447	(5,442,616)	5,911,224
Total net assets at beginning of year	212,771,105	39,768,016	66,265,529

Total net assets at end of year	$236,707,552	$34,325,400	$72,176,753

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits for the year ended December 31, 2006.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

\

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$168,488,819	$167,752,742
Deemed distribution of benefits to participants	(198,187)	(205,967)

Net assets available for benefits per the Form 5500	$168,290,632	$167,546,775

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$17,820,224
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	198,187
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	(205,967)

Benefits paid to participants per the Form 5500	$17,812,444

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered Investment Companies:
Alliance Bernstein Small Mid Cap Value Fund	$7,983,362
American Funds Europacific Growth Fund	7,277,718
American Funds Growth Fund of America	8,824,018
MFS Value Fund	2,718,851
Lord, Abbott Mid Cap Value Fund	2,666,589
MSIF Small Company Growth Fund	6,596,623
Western Asset Core Plus Bond Fund	2,051,917
Putnam Money Market Fund	922

38,120,000

Self-directed accounts:
Cash Balance Liability	(22)
CGM Focus Fund	1,337
Fidelity Discovery Fund	14,063
Fidelity Select Defense & Aerospace Fund	17,481
Fidelity Select Energy Services Fund	16,221
Fidelity Select Gold Fund	5,383
Fidelity Select Wireless Portfolio	7,232
Permanent Portfolio Fund	23,472
T Rowe Price Equity Income	484
The Fairjolme Fund	740
US Global Resources Fund	29,004
Vanguard 500 Fund Investor Shares	30,464

145,859

Total registered investment companies	$38,265,859

Corporate Common Stock
Allegheny Technologies Incorporated*	$27,368,969

Interest-Bearing Cash
Mellon Stable Value Fund	$2,270,226
Natixis Financial	1,179,436

$3,449,662

Common Collective Trusts
Mellon Stable Value Fund	$1,366,703
SEI Fund	609,554
State Street Global Advisors Target Retirement Income Fund	466,330
State Street Global Advisors Target Retirement Income Fund 2010	1,287,197
State Street Global Advisors Target Retirement Income Fund 2015	3,932,933
State Street Global Advisors Target Retirement Income Fund 2020	5,540,926
State Street Global Advisors Target Retirement Income Fund 2025	2,863,116

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

State Street Global Advisors Target Retirement Income Fund 2030	1,327,611
State Street Global Advisors Target Retirement Income Fund 2035	637,522
State Street Global Advisors Target Retirement Income Fund 2040	335,128
State Street Global Advisors Target Retirement Income Fund 2045	242,657
State Street Global Advisors S&P 500 Index Fund	8,832,957
State Street Global Advisors MSCI ACWI Ex US Fund	225,536

$27,668,170

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$583,827
Rate Redu Bonds, COMED 98-1 A7	196,192
Fannie Mae, FNR 2002-74 LC	268,496
Freddie Mac, FHR 2627 BU	990,039
Freddie Mac, FHR 2640 TL	581,726
Freddie Mac, FHR 2715 ND	634,930
Freddie Mac, FHR 2760 EB	586,879
Freddie Mac, FHR 2786 PC	294,457
Freddie Mac, FHR 2865 PQ	871,215
Freddie Mac, FHR 2866 XD	871,193
Freddie Mac, FHR 2870 BD	588,225
Freddie Mac, FHR 2888 OW	413,080
GNMA Project Loans, GNR 06-51 A	689,634
Rate Redu Bonds, PSNH 01-1 A2	122,598
Bank of America, N.A. Wrap contract	(9,209)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	7,683,282

Rate Redu Bonds, DESF 01-1 A3	112,942
Freddie Mac, FHR 2539 PR	112,626
Rabobank Wrap contract	(61)

Rabobank Fixed Maturity Synthetic Contract ATI020101	225,507

Auto, BASAT 06-G1 A4	887,205
CMBS, CD 05-CD1 A2 FX	295,235
Rate Redu Bonds, CNP 05-1 A2	893,749
Freddie Mac, FHR 2631 LB	555,723
Freddie Mac, FHR 2681 PC	885,213
Freddie Mac, FHR 2778 KR	291,780
Freddie Mac, FHR 2981 NB	676,495
CMBS, MLMT 05-CIP1 A2	1,173,626
CMBS, MLMT 05-CKI1 A2	591,285

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

State Street Bank Wrap contract	(25,213)

State Street Bank Fixed Maturity Synthetic Contract 105028	6,225,098

CMBS, BSCMS 05-T18 A2	437,144
CMBS, BSCMS 99-WF2 A2	718,469
CMBS, BSCMS 03-T12 A2	534,998
CMBS, CASC 98-D7 A1B	708,116
Credit Cards, COMET 03-A4 A4	874,679
Credit Cards, CCCIT, 03-A3 A3	736,878
CMBS, DLJCM 98-CF2 A1B	529,751
Freddie Mac, FHR 2663 ML	1,030,987
Freddie Mac, FHR 2763 PC	773,871
Freddie Mac, FHR 2921 NV	436,410
Freddie Mac, FHR 2934 OC	592,836
CMBS, HFCMC 99-PH1 A2	498,926
CMBS, JPMCC 05-LDP2 A2	581,513
Credit Cards, MBNAS 03-A1 A1	732,133
CMBS, MSC 99-CAM1 A4	209,130
Auto, NALT 06-A A4	1,184,793
Auto, VWALT 06-A A4	444,404
Union Bank of Switzerland Wrap contract	40,368

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	11,065,406

Total Fixed Maturity Synthetic Contracts	$25,199,293

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$1,032,104
Barclays Global Investors, Asset-Backed Sec Index Fund	4,668,216
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,594,833
Barclays Global Investors, Int Term Credit Bond Index Fund	3,965,052
Barclays Global Investors, Int Term Government Bond Index Fund	1,283,941
Barclays Global Investors, Long Term Government Bond Index Fund	83,705
Barclays Global Investors, Mortgage-Backed Sec Index Fund	3,195,971
Barclays Global Investors, Money Market Fund For EBT	4
Monumental Life Ins. Co. Wrap contract	76,742

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	15,900,568

Barclays Global Investors, 1-3 Year Government Bond Index Fund	1,047,662
Barclays Global Investors, Asset-Backed Sec Index Fund	4,738,500
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,618,983
Barclays Global Investors, Int Term Credit Bond Index Fund	4,024,702

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Barclays Global Investors, Int Term Government Bond Index Fund	1,303,522
Barclays Global Investors, Long Term Government Bond Index Fund	83,762
Barclays Global Investors, Mortgage-Backed Sec Index Fund	3,244,110
Rabobank Wrap contract	111,737

Rabobank Constant Duration Synthetic Contract ATI060301	16,172,978

Barclays Global Investors, 1-3 Year Government Bond Index Fund	555,748
Barclays Global Investors, Asset-Backed Sec Index Fund	2,513,655
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	858,756
Barclays Global Investors, Int Term Credit Bond Index Fund	2,135,028
Barclays Global Investors, Int Term Government Bond Index Fund	691,353
Barclays Global Investors, Long Term Government Bond Index Fund	45,072
Barclays Global Investors, Mortgage-Backed Sec Index Fund	1,721,485
Barclays Global Investors, Money Market Fund For EBT	2
State Street Bank Wrap contract	40,457

State Street Bank Constant Duration Synthetic Contract 107073	8,561,556

Total Constant Duration Synthetic Contracts	$40,635,102

Participant loans* (5.00% to 9.25%, with maturities through 2021)	$5,897,706

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY LUDLUM CORPORATION PERSONAL RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)